Catalyst Crew Technologies Corporation

30 North Gould Street, Suite R

Sheridan, WY 82801

January 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	Catalyst Crew Technologies Corporation
Registration Statement on Form S-1
File No. 333-284181

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Catalyst Crew Technologies Corporation (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, January 21, 2025, or as soon thereafter as possible.

* * * *

Sincerely,

Catalyst Crew Technologies Corporation

/s/ Waqas Nakhwa

Waqas Nakhwa

Chief Executive Officer and Chief Financial Officer

cc:  Jessica M. Lockett, Esq.